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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2002


                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F ___
               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ___ No   X
                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated July 16, 2002, regarding settlement of NEA litigation.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    /s/  Scottish Power plc
                                                    ----------------------------
                                                    (Registrant)

Date July  16, 2002                             By: /s/ Alan McCulloch
     -----------------                              ----------------------------
                                                    Alan McCulloch
                                                    Assistant Company Secretary

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                                     [LOGO]
                                 ScottishPower


FOR IMMEDIATE RELEASE

                          Contacts:         Andrew Jamieson
                                            ScottishPower - Investor Relations
                                            (Glasgow, Scotland)
                                            +44 (0)141 636 4527
                                            - or -
                                            Colin McSeveny
                                            ScottishPower - Media Relations
                                            (Glasgow, Scotland)
                                            +44 (0)141 636 4515
                                            - or -
                                            Bob Hess
                                            ScottishPower (Portland, Oregon)
                                            +1 503 813 7234
                                            - or -
                                            Brian Rafferty
                                            Taylor Rafferty
                                            +1 212 889 4350

SCOTTISH POWER ANNOUNCES SETTLEMENT OF NEA LITIGATION

GLASGOW - July 16, 2002 - ScottishPower (LSE: SPW, NYSE: SPI) today announced that British Energy (BE), Scottish Power (SP) and Scottish and Southern Energy
(SSE) yesterday agreed revised terms to the Nuclear Energy Agreement (NEA).

The revised terms are subject to regulatory approval but legal proceedings have been suspended.

SP and SSE will pay BE the equivalent of a premium of around (pound)1.65/MWh on purchases for the period between NETA go-live and expected BETTA go-live. Most of this payment has already been made. Under the revised terms, SP and SSE will now purchase electricity from BE under arrangements much more closely linked to market prices and terms for base load energy in England and Wales.

The amended NEA will continue in operation until the introduction of the British Electricity Transmission and Trading Arrangements (BETTA) or, if earlier, 1 April 2006. Beyond that date, SP and SSE have an option for follow-on contracts up to 2011 at reduced volumes.

The settlement is satisfactory to all sides and the companies believe it represents a fair and reasonable basis on which to resolve the dispute between them.

                                     -more-


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                                       -2-

All three companies welcome the agreement, in that it removes uncertainty and provides continuity and stability to the customer and supplier relationship over the longer term.

Cautionary Statement Regarding Forward Looking Statements

Certain statements contained herein are forward-looking statements that are subject to risks and uncertainties. These include statements concerning our expectations and other statements that are not historical facts. In particular, the statements regarding our expected payments for the period between NETA go-live and expected BETTA go-live; and our price expectations for the current financial year; are subject to various uncertainties or changes depending upon a number of factors, including, but not limited to changes in the wholesale price for energy; our ability, and that of our suppliers, to effectively and efficiently operate generation facilities; unexpected generation outages; unfavorable weather conditions that reduce demand for power; adverse economic conditions that decrease electricity consumption; and unexpected regulatory or legislative changes or developments affecting rates, generation costs and environmental standards. ScottishPower undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We desire to qualify these statements for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

                                      * * *

ScottishPower's ADR, equivalent to four ordinary shares, trades on the New York Stock Exchange under the symbol SPI. ScottishPower's ordinary shares trade on the London Stock Exchange. Prices may be accessed on Bloomberg under the symbols SPI and SPW LN, on the Reuter Equities 2000 Service under SPI.N and SPW.L and on Quotron under SPWU.EU.

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